================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM 11-K
                         ------------------------------



 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ending December 31, 2005

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the transition period from __________ to _________

                        Commission File Number 333-66626

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

       INTERDIGITAL COMMUNICATIONS CORPORATION SAVINGS AND PROTECTION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     INTERDIGITAL COMMUNICATIONS CORPORATION
           781 Third Avenue, King of Prussia, Pennsylvania 19406-1409
================================================================================

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN


                                 C O N T E N T S
                                 ---------------

                                                                                                        PAGE
                                                                                                      ---------


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                  1

Financial Statements:
    Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004                     2

    Statements of Changes in Net Assets Available for Benefits for the                                   3
    Years Ended December 31, 2005 and 2004

    Notes to the Financial Statements                                                                  4 - 11

Supplemental Schedules*:
    Schedule H, Part IV(I) - Schedule of Assets (Held at End of Year)                                    12

    Schedule H, Part IV(j) - Schedule of Reportable Transactions                                         13

Signature                                                                                                14

Exhibit Index                                                                                            15

Exhibit 23.1 Consent of Morison Cogen LLP                                                                16

------------------
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Participants and Plan Administrator
InterDigital Communications Corporation Savings and Protection Plan King of Prussia, Pennsylvania


We have audited the accompanying statements of net assets available for benefits of the InterDigital Communications Corporation Savings and Protection Plan (the
Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Morison Cogen LLP
Bala Cynwyd, Pennsylvania
May 18, 2006

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2005 AND 2004

                                                                             2005                   2004
                                                                       ------------------     -----------------

 Investments at fair value                                                   $ 24,840,220          $ 20,694,926
 Cash                                                                              13,294                11,559
 Employer Profit Sharing Receivable                                               442,062               567,808
 Participant Loans                                                                149,738               156,234
                                                                       ------------------     -----------------


NET ASSETS AVAILABLE FOR BENEFITS                                           $ 25,445,314          $ 21,430,527
                                                                       ==================     =================

                              The accompanying notes are an integral part of these financial statements.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                       2005                 2004
                                                                                  ----------------    -----------------

ADDITIONS
 Investment income
 Interest and dividend income, investments                                                 $ 8,267              $ 8,157
 Net appreciation in fair value of investments                                           1,057,223            2,348,174
                                                                                  ----------------    -----------------
   Total investment income                                                               1,065,490            2,356,331
                                                                                  ----------------    -----------------

 Contributions
 Employer                                                                                1,331,646            1,434,203
 Participants                                                                            2,912,764            2,616,283
                                                                                  ----------------    -----------------
   Total contributions                                                                   4,244,410            4,050,486
                                                                                  ----------------    -----------------

 Asset transfers in                                                                        145,871               97,430
                                                                                  ----------------    -----------------

TOTAL ADDITIONS                                                                         5,455,771            6,504,247
                                                                                  ----------------    -----------------

DEDUCTIONS
Payment of benefits                                                                     1,440,610              885,316
Other deductions                                                                              374                  676
                                                                                  ----------------    -----------------

TOTAL DEDUCTIONS                                                                        1,440,984              885,992
                                                                                  ----------------    -----------------

NET INCREASE                                                                            4,014,787            5,618,255

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF YEAR                                  21,430,527           15,812,272
                                                                                  ----------------    -----------------

NET ASSETS AVAILABLE FOR BENEFITS - END OF YEAR                                       $25,445,314          $21,430,527
                                                                                  ================    =================

   The accompanying notes are an integral part of these financial statements.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the InterDigital Communications Corporation Savings and Protection Plan (the Plan) is provided for general information purposes. Plan participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan is a defined contribution 401(k) plan of InterDigital Communications Corporation and its participating subsidiaries (the Company or InterDigital) for eligible employees over the age of 18 and who have completed one month of service with the Company. Beginning in 2004, individuals employed by the Company as part of an academic course of study, such as a work-study program, co-op program or similar arrangements, are not eligible. The Plan was established effective February 1, 1985 and restated January 1, 1997. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Investors Bank & Trust Company is the trustee of the Plan.

Contributions
-------------
All participant contributions are made on a before-tax basis. Each participant may invest from 1% to 100% of annual compensation as a basic contribution. The total of the basic and supplemental contributions cannot exceed Internal Revenue Service (IRS) limitations for each plan year. For the 2005 and 2004 plan years, the total IRS limits were $14,000 and $13,000, respectively. In addition, participants who have attained the age of 50 may make pre-tax contributions that exceed the Internal Revenue Code limitations. The maximum additional annual contribution beginning in 2002 was $1,000 and will increase in $1,000 increments each year through 2006. If a participant's annual contributions exceed the dollar limitation set by the IRS, thereby requiring a distribution of such excess contributions, the participant will forfeit any employer matching contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.

The Company may, at its sole discretion, contribute to the Plan through matching contributions and/or discretionary contributions. Beginning July 2001, the Company matches 50% of each participant's contribution, up to a maximum of 6% of the participant's pretax annual basic compensation, as defined by the Plan. The Company match is directed by the Company to the InterDigital Stock Fund and may be immediately transferred to other investment alternatives by the participants. Discretionary contributions are lump sum payments made to the Plan as determined from time-to-time by the Board of Directors of the Company. In first quarter 2006 and 2005, the Company contributed 24,087 and 32,632 shares of InterDigital stock, respectively, valued at $442,062 and $567,808, respectively. These contributions were associated with the Company's performance in 2005 and 2004, respectively. The Plan recorded a related receivable at December 31, 2005 and 2004.

The Internal Revenue Code limits the amount of pay that may be used to determine contributions. The limit was $210,000 in 2005 and $205,000 in 2004. The Internal Revenue Code also limits the amount of all contributions that can be made for or by a participant to the Plan in a given year. The limit is the lesser of 100% of pay or $42,000 for 2005, and the lesser of 100% of pay or $41,000 for 2004.

Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

Participant Accounts
--------------------
Each participant's account is credited with that participant's contributions and allocations of the Company's matching and discretionary contributions and Plan earnings and losses. Allocations of discretionary contributions are based on a participant's annual compensation relative to the total compensation of all other participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Terminating participants forfeit unvested Company contributions. Forfeitures are used to pay Plan expenses or reduce employer contributions.

                    INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting
-------
Participants are immediately vested in their salary deferral and rollover contributions. Vesting in Company contributions is based on length of service. Participants vest 33 1/3 % on each of their first three anniversaries of employment.

Participants Loans
------------------

Any participant who is an active employee may apply for a secured loan provided the request does not exceed the lesser of 50% of their vested account balance or $50,000. The minimum loan amount was $500 during 2005 and 2004. Only one loan per participant may be made every 365 days and all loans are subject to approval by the Company as Plan Administrator. Loan terms are limited to five years set at the inception of each loan. Interest rates are set at an annual rate of prime + 1%. The rates of outstanding loans at December 31, 2005 and 2004 range between 4.0% and 8.0%. Interest paid by the participant is credited to the participant's account. If a participant's balance remains unpaid for more than 90 days after it is due, the loan will be in default on the outstanding loan amount and the participant's vested account will be reduced by the amount of the unpaid principal and interest. The unpaid amount is treated as a taxable withdrawal and is subject to federal income taxes. Loans in default, in principle plus interest, at December 31, 2005 and 2004 were $15,501 and $20,193, respectively. Beginning in 2004, outstanding loans became due and payable in-full 60 days after the related participant ceases to be an employee and a party-in-interest, as defined by ERISA, or after complete termination of the Plan.

When a participant receives a distribution from the Plan, any outstanding principal plus accrued interest will be deducted from the amount of the distribution. A participant may then either default on the loan or make arrangements to continue loan repayments beyond when they become entitled to a distribution as long as their remaining interest in the Plan exceeds their outstanding loan balance.

Payment of Benefits
-------------------
If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the vested amount of their account as valued on the applicable valuation date. In the event of a participant's death, distribution of their account will be made as soon as administratively practicable upon the receipt of appropriate documentation from their designated beneficiary. Distributions for reasons of retirement, permanent disability, or termination will be made upon written request. Distributions from a participant's account are typically made, subject to certain limitations, using a single installment or deferred payment.

Plan Termination
----------------
The Company may amend or suspend the Plan and may terminate the Plan at any time subject to the provisions of ERISA; although there is no present intent to do so. However, no such action may cause the Plan's assets to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated, all such participant's accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

Investment Options
------------------
All investments are participant directed except for the Company's matching and profit sharing contribution, which by the terms of the Plan is directed by the Company to the InterDigital Stock Fund. Participants may reallocate their holdings among available investment options at any time. However, prior to 2004, participants could not reallocate that portion of their Plan account that was attributable to the Company's matching contribution made after June 2001. Fund descriptions below were obtained from fund brochures and other Plan documents:

                    INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN (Continued)


SHORT-TERM BONDS:
----------------

Money Market Fund
-----------------
This Fund seeks high current income while preserving capital and providing liquidity by investing in high quality short-term cash equivalent securities, such as commercial paper, bank acceptances, and repurchase agreements. The Fund will typically invest in A1/P1- rated debt instruments, and in securities with maturities of 30-120 days. All securities will have maturities less than one year.

Stabled Pooled Collective Trust
-------------------------------
This Fund seeks to provide positive income with reduced return volatility through investment in a diversified portfolio of high quality fixed income securities. The Fund invests in stable value fixed income instruments, including Guaranteed Investment Contracts (GIC's), Bank Investment Contracts (BIC's), as well as GIC alternatives, such as synthetic GIC's.

High Quality Bond Fund
----------------------
This Fund seeks to generate consistent risk-adjusted returns while focusing on preservation of capital through investment in US Government, Agency, asset-backed, and corporate bonds, rated BBB or better at the time of purchase. The Fund's dollar weighted average maturity generally does not exceed 3 years. This Fund was first offered to participants beginning July 1, 2005.


INTERMEDIATE/LONG-TERM BONDS:
----------------------------

Core Bond Fund
--------------
This Fund seeks to maximize return through investment in US Government, asset-backed and mortgage-backed securities, corporate securities, and to a lesser extent, convertible, high yield and international fixed income securities.

Intermediate Bond Fund
----------------------
This Fund seeks maximum current income over the intermediate-term consistent with preservation of capital primarily, almost exclusively, through the investment in US Government securities, its Agencies and money market instruments. The Fund maintains a dollar weighted-average maturity of three to ten years under normal conditions. A three-year duration is typical.


LARGE-CAP STOCKS:
----------------

Value & Income Fund
-------------------
This Fund seeks long-term capital appreciation primarily through investment in a diversified portfolio of common stocks selling at reasonable valuations relative to their future projected earnings. The Fund utilizes a combination of deep and relative value sub styles.

Equity Growth Fund
------------------
This Fund seeks to provide a high level of capital appreciation through investment in a diversified portfolio of common stocks with the potential for above-average growth in earnings. The Fund utilizes two managers with complementary large capitalization growth styles.

Transamerica PRM Core Equity Investment
---------------------------------------
This Fund seeks capital appreciation. The Fund primarily invests in common and preferred stocks, warrants, convertibles, corporate and high-yield debt, and other securities that management believes to be undervalued. It may invest any proportion of assets in each type of security. The Fund may invest in securities of any asset size, earnings level, or industry type. It may invest no more than 35% of assets in debt rated below-investment grade.

                    INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Transamerica Premier Equity Index Fund, Class M
-----------------------------------------------
This Fund seeks to track the performance of the S&P 500 index. The Fund invests in a combination of common stocks included in the index, S&P 500 stock index futures and options, and short-term investments. It may not purchase Transamerica Corporation common stock. Management seeks a correlation between the performance of the Fund and the index of .95 or higher. To select securities, management solely takes into consideration the proportions of securities within the index. This Fund was no longer offered as of April 25, 2005.

Stock Index Fund
----------------
This Fund seeks to match the performance of the S&P 500 Index by investing substantially all of its net assets in the stocks comprising the S&P 500 Index.


SMALL MID-CAP STOCKS:
--------------------

Mid-Cap Value Fund
------------------
This Fund seeks capital appreciation through investment in a diversified portfolio of medium size value-oriented companies. The Fund invests in quality companies undergoing beneficial strategic changes that are selling at below market valuation standards due to limited analyst coverage and low expectations.

Mid-Cap Growth Fund
-------------------
This Fund seeks a high level of capital appreciation through investment in a diversified portfolio of medium size, growth-oriented companies. The Fund invests in high quality companies whose growth in earnings will provide returns in excess of the market, while frequently exhibiting above-market standard valuation measures.

Special Equity Fund
-------------------
This Fund seeks to provide long-term capital appreciation through investment in a diversified portfolio of common stocks of small size companies. The Fund utilizes two growth-style managers, two value-oriented managers and a structured core manager. This provides an opportunity for higher returns relative to the broad small-cap market over a full market cycle.

Baron Small Cap Fund
--------------------
This Fund seeks capital appreciation. The Fund normally invests at least 80% of assets in securities of smaller companies. A small sized company is defined as having a market value of under $2.5 billion.


INTERNATIONAL STOCKS:
--------------------

International Fund
------------------
This Fund seeks long-term capital appreciation by investing in both value and growth oriented companies. The Fund invests primarily in the stock markets of the United Kingdom, continental Europe, Japan, Canada, and Australia. Stock selection is based on in-depth, local research.


MULTI-ASSET/OTHER:
-----------------

AIM Real Estate Funds, Class A
------------------------------
This Fund seeks high total return. The Fund normally invests at least 80% of its assets in securities of real estate and real estate-related companies. The Fund considers a company to be a real estate-related company if at least 50% of assets, gross income or net profits are attributable to ownership, construction, management or sale of residential, commercial or industry real estate. The Fund may invest up to 25% of its total assets in foreign securities.

                    INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Intermediate Horizon Strategic Allocation Fund
----------------------------------------------
This Fund seeks to provide greater potential for long-term return at moderate risk levels by investing in an array of Diversified Investment Advisors (Diversified) Funds. The portfolio will invest in a combination of both asset income and equity funds, maintaining approximately equal exposure to both asset classes. Fund allocations within asset classes are broadly designed to mirror the market at large.

Long Horizon Strategic Allocation Fund
--------------------------------------
This Fund seeks to attain its objective by investing in an array of Diversified's Funds with an emphasis on equity funds. The Fund will have limited exposure to a variety of fixed income funds. Fund allocations within asset classes are broadly designed to mirror the market at large.

Short Horizon Strategic Allocation Fund
---------------------------------------
This Fund seeks to attain its objective by investing in an array of Diversified's Funds. The primary emphasis is on fixed income funds with limited exposure to equity funds. Fund allocations within asset classes are broadly designed to mirror the market at large.

InterDigital Stock Fund
-----------------------
This Fund invests in the Common Stock of InterDigital Communications
Corporation.


Plan Amendments
---------------
In June 2001, the Compensation Committee of the Board of Directors of the Company authorized an amendment to the Plan to include increasing the Company's matching contribution from 25% to 50% of the first 6% of a participant's annual compensation that a participant contributes to the Plan, (paying the additional 25% matching contribution in the Company's Common Stock), adding the Company's Common Stock to the selection of investments under the Plan, permitting an additional discretionary year-end matching contribution and, effective for employees hired on or after January 1, 2004, extending the vesting period of the Company's matching contributions to 36 months from the commencement of employment. The prior vesting policy permitted immediate vesting of 33% upon commencement of employment and vesting of 67% and 100% on the first and second anniversaries of commencement of employment, respectively. Under the current vesting policy, participants vest 33 1/3% on each of their first three anniversaries of employment.

In August 2001, 400,000 shares of the Company's authorized but unissued Common Stock were reserved for issuance to the account of participants in the Plan as matching contributions. An agreement was entered into between the Company, on behalf of the Plan, and Web401(k).com and Fidelity Investments to serve as third party administrator and custodian, respectively, of the InterDigital Stock Fund. As more fully discussed in Note 3, Diversified replaced Principal, Web 401(k) and Fidelity Investments in these capacities in 2004.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
-------------------
Accounting records are maintained by the custodian on the cash basis of accounting. The financial statements of the Plan reflect all material adjustments to place the financial statements on the accrual basis of accounting.

Use of Estimates
----------------
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

                    INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition
-------------------------------------------
Investments in pooled separate accounts are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The InterDigital Stock Fund is valued at its year-end unit closing price (comprised of common stock market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits
-------------------
Benefits are recorded when paid.

Forfeited Accounts
------------------
At December 31, 2005 and 2004, forfeited non-vested accounts totaled $43,183 and $8,000, respectively. These forfeited accounts were fully utilized to reduce employer matching contributions in 2005 and 2004.


NOTE 3 - CUSTODIAN AND THIRD PARTY ADMINISTRATOR

Effective January 1, 2004, the Plan appointed Diversified to replace Principal as the custodian and third party administrator for the majority of Plan Assets. Also effective January 1, 2004, Diversified replaced Web 401(k) and Fidelity Investments as the third party administrator and custodian, respectively, of Company common stock held by the Plan.

On December 31, 2003, Principal converted a portion of the Plan's holdings into cash in preparation for the transfer of funds to Diversified. In January 2004, Principal transferred approximately $13.9 million cash to Diversified. Diversified invested these funds into investment options offered by Diversified, in accordance with the instructions of each participant. In January 2004, Principal and Fidelity (as custodians) also transferred Company common stock with a total fair value of approximately $1.8 million, as of December 31, 2003, to Diversified.


NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                       2005                 2004
                                                                -------------------   ------------------

    International Fund                                                 $ 1,755,356          $ 1,463,438
    Special Equity Fund                                                  1,486,372            1,549,106
    Mid-Cap Value Fund                                                   3,228,489            2,923,478
    AIM Real Estate Funds, Class A                                       1,405,862                    -
    Transamerica PRM Core
     Equity Investment                                                   2,032,989            1,901,890
    Stock Index Fund                                                     3,700,480                    -
    InterDigital Stock Fund                                              3,204,048            2,447,075
    Transamerica PRM Equity Index                                                -            3,295,232

                    INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS



NOTE 4 - INVESTMENTS (Continued)

During 2005 and 2004, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                                                       2005                 2004
                                                                -------------------   ------------------

    Investment in Common Trusts                                        $    37,761          $    26,124
    Registered Investment Companies                                      1,109,670            1,352,383
    Interest in Other Funds                                                252,133              699,109
    InterDigital Stock Fund                                               (342,341)             270,558
                                                                 ------------------   ------------------

                                                                       $ 1,057,223          $ 2,348,174
                                                                 ==================   ==================

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the components of and significant changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:

                                                                     2005                  2004
                                                              -------------------    -----------------
Net Assets
  InterDigital Stock Fund                                           $  3,204,048       $     2,447,075
                                                              -------------------    -----------------

Changes in Net Assets
  Contributions                                                     $  1,535,310       $       923,904
  Net appreciation in fair value of investments                         (342,341)              270,558
  Distributions                                                         (164,193)              (49,934)
  Transfers                                                             (241,154)             (476,899)
  Forfeitures and other                                                  (30,649)               (7,748)
                                                              -------------------    -----------------

                                                                    $    756,973       $       659,881
                                                              ===================    =================



NOTE 6 - RELATED PARTY TRANSACTIONS

The Plan invests in shares of the Company's common stock through the InterDigital Stock Fund. In 2005 and 2004, the Plan also invested in funds with Diversified. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.


NOTE 7 - PLAN EXPENSES

All costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.

                    INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                          NOTES TO FINANCIAL STATEMENTS




NOTE 8 - TAX STATUS

The IRS has determined and informed the Company by letter dated June 13, 2005 that the Plan satisfies the qualification requirements under Internal Revenue Code Section 401(a) and that the trust maintained in connection with the Plan satisfies the requirements for exemption under Section 501(a) of the Internal Revenue Code. The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.


NOTE 9 - RECENT ACCOUNTING PRONOUNCEMENTS

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. This FSP amends the guidance in AICPA SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, with respect to the definition of the fully benefit-responsive and the presentation and disclosure of fully benefit-responsive investment contracts. The financial statement presentation and disclosure guidance in FSP AG INV-1 and SOP 94-4-1 is effective for financial statements for the Plan years ending after December 15, 2006. The Plan intends to adopt the financial presentation and disclosure guidance in the FSP in the financial statements for the Plan year ending December 31, 2006.

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                                 EIN 23-1882087
        SCHEDULE H, PART IV(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2005

                                                                                          Current
      Identity of Issue                            Investment Type                         Value
------------------------------             --------------------------------          ------------------

Investors Bank & Trust Company             Cash                                       $           13,294

Money Market Fund*                         Registered investment companies            $          875,617
Short Horizon Strategic
 Allocation Fund*                          Registered investment companies                       323,783
Equity Growth Fund*                        Registered investment companies                       505,051
Mid-Cap Growth Fund*                       Registered investment companies                       485,408
International Fund*                        Registered investment companies                     1,755,356
Long Horizon Strategic
 Allocation Fund*                          Registered investment companies                       497,968
Value and Income Fund*                     Registered investment companies                       684,086
Special Equity Fund*                       Registered investment companies                     1,486,372
Mid-Cap Value Fund*                        Registered investment companies                     3,228,489
Intermediate Bond Fund*                    Registered investment companies                       793,724
Core Bond Fund*                            Registered investment companies                     1,254,537
Intermediate Horizon Strategic
 Allocation Fund*                          Registered investment companies                       130,409
AIM Real Estate Funds, Class A             Registered investment companies                     1,405,862
Baron Small Cap Fund                       Registered investment companies                     1,156,934
Transamerica PRM Core
Equity Investment                          Registered investment companies                     2,032,989
High Quality Bond Fund*                    Registered investment companies                        82,258
Stock Index Fund*                          Registered investment companies                     3,700,480
                                           -------------------------------------------------------------
                                           Mutual Fund Total                          $       20,399,323


Stable Pooled Collective Trust*            Investments in common trusts                        1,236,849
                                           -------------------------------------------------------------
                                           Collective Trust Fund Total                $        1,236,849

InterDigital Stock Fund*                   Employer Stock Fund                        $        3,204,048 **

Participant Loans*                         Notes Receivable with Interest             $          149,738
                                               Rates of 4.33% to 8.00%
                                                                                     -------------------

TOTAL ASSETS HELD AT END OF  YEAR                                                     $       25,003,252
                                                                                     ===================


*transaction with party in interest
**cost basis is $2,195,742

                     INTERDIGITAL COMMUNICATIONS CORPORATION
                           SAVINGS AND PROTECTION PLAN
                       SUPPLEMENTAL SCHEDULE H, PART IV(j)
                             REPORTABLE TRANSACTIONS
                                DECEMBER 31, 2005

                                                                                                        Historical
              Identity of                                                Purchase         Selling        Cost of          Historical
             Party Involved                  Description of Asset          Price           Price          Asset          Gain (Loss)
----------------------------------------- --------------------------- ---------------- -------------- ---------------  ------------

   Diversified Investors Funds Group       InterDigital Stock Fund       $ 873,663        $ 4,239         $ 4,322          $ (83)

                                   SIGNATURES
                                   ----------

            Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 INTERDIGITAL COMMUNICATIONS CORPORATION
                                 SAVINGS AND PROTECTION PLAN

                                 By: InterDigital Communications Corporation, in its capacity as Plan Sponsor and Plan Administrator



Date:    June 29, 2006           By: /s/ R.J. Fagan
                                     ------------------------------
                                     Richard J. Fagan
                                     Chief Financial Officer

                                  EXHIBIT INDEX

         The following is a list of Exhibits filed as part of this Annual Report on Form 11-K:



Exhibit       Exhibit
Number        Description
------        ------------------------------------------------------------------
 23.1         Consent of Morison Cogen LLP